FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

August 27, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 27, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports the results of the lastest thirty-four (34) drill holes from the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the latest results from their 2009 summer drilling program at its Livengood project, Alaska.  These results continue to illustrate the significant expansion potential for higher grade mineralization, not only in the newly identified Sunshine Zone (51.8 metres @ 1.27 g/t gold), but also in the East Zone (25.9 metres @ 2.82 g/t gold), the Northwest Zone (12.2 metres @ 3.34 g/t gold) and the Core Zone (21.3 metres @ 6.28 g/t gold and 150.9 metres @ 1.56 g/t gold).

The latest assay results are projected to have a significant impact on resource expansion and mining economic studies.  Mineralization in the expanding Sunshine Zone continues to be deeply oxidized and open to the north.  The East Zone mineralization has extended the higher grades of the Core Zone to the east, thereby opening up significant potential for an expanding starter pit and to depth.  The latest intercepts in the Northwest Zone are extending the higher grades to the west, although the intervals appear to be thinning.  The new holes in the Core Zone were drilled across the strike and successfully confirmed grade and width while also expanding the zone to depth.  Results from a total of 34 holes from the four areas are reported here (see Tables 1, 2, 3 & 4), while another 48 holes have been completed for which assays are pending.

New Core Zone Results

Drilling during the Summer 2009 season within the Core Zone was designed to target gaps in the existing drilling (MK-RC-182 and MK-RC-186) and to test the zone at depth.  The infill drilling has continued to delineate broad zones of +1g/t gold material, with the identification of additional locally high grade (>5g/t gold) zones similar to those encountered during 2007 and 2008.  It appears that the Core Zone has a southerly plunge and that hole MK-09-36 was drilled below the main zone of high-grade mineralization.

Table 1 : Significant New Intercepts* from the Core Zone

*Intercepts are calculated using 0.25g/t cutoff and maximum 3 metres of internal waste.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0182	85.3	201.2	115.8	1.12
including	94.5	120.4	25.9	1.59
including	161.5	192.0	30.5	1.78
MK-RC-0186	38.1	59.4	21.3	6.28
	205.7	356.6	150.9	1.56
including	286.5	318.5	32.0	4.54
MK-09-36	330.4	342.8	12.4	0.62
	354.8	379.2	24.4	0.53
	380.1	387.7	7.6	1.90
	390.2	394.3	4.1	1.33

Figure 1 : Locations of new assay results and current cumulative grade thickness map.  Grade thickness contours are plotted relative to the location of mineralization in the subsurface so they are offset from the collar locations of the corresponding holes.

New Sunshine Zone Results

Results from five holes in the new Sunshine Zone continue to delineate broad zones of mineralization (256 metres in MK-RC-0170, 259 metres in MK-RC-0174 and 245 metres in MK-RC-0222, see Table 2) starting from surface.  This near surface oxidized gold mineralization could have a significant impact on the initial years and recovery of capital costs of any mine project developed at Livengood.  Results are pending from a number of holes on the south, west and northern extensions of the Sunshine Zone.  With current dimensions in excess of 450 metres by 250 metres and an average thickness of over 150 metres, the Sunshine Zone has the potential to add substantial ounces to the existing resource base.

Table 2 : Significant New Intercepts* from the Sunshine Zone

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste.

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0170	13.7	59.4	45.7	0.82
including	24.4	35.1	10.7	1.09
including	41.2	47.2	6.1	1.86
	79.3	204.2	125.0	0.88
including	88.4	105.2	16.8	1.71
including	120.4	135.6	15.2	1.67
including	153.9	166.1	12.2	1.47
	208.8	242.3	33.5	0.78
	249.9	301.8	51.8	1.11
including	281.9	301.8	19.8	1.61
MK-RC-0174	1.5	21.3	19.8	0.61
	56.4	242.3	185.9	0.57
including	182.9	234.7	51.8	0.91
	248.4	321.6	73.2	0.71
MK-RC-0188	0.0	10.7	10.7	0.64
	21.3	36.6	15.2	0.57
	41.2	91.4	50.3	1.03
including	54.9	67.1	12.2	2.26
	164.6	175.3	10.7	1.36
	230.1	239.3	9.2	0.77
MK-RC-0211	0.0	27.4	27.4	0.63
	32.0	62.5	30.5	0.63
	342.9	359.7	16.8	0.84
MK-RC-0222	3.1	9.1	6.1	1.00
	12.2	15.2	3.1	0.94
	29.0	105.2	76.2	0.79
including	77.7	88.4	10.7	1.46
	109.7	173.7	64.0	0.80
	193.6	245.4	51.8	1.27
including	202.7	211.8	9.2	3.00
	281.9	292.6	10.7	0.54
	315.5	324.6	9.1	0.86
	330.7	339.9	9.1	0.58
	373.4	388.6	15.2	0.62

New Results from the East Zone

Drilling in the East zone has consistently produced +1g/t gold intercepts from multiple zones (Table 3).  Drilling has confirmed the extension of mineralization over 225 metres to the east of the last resource estimate, representing a potentially significant expansion to the existing estimated resource base.  Hole MK-RC-0172 represents a particularly interesting extension of the mineralization because it appears to open up a new zone of gold mineralization to the south of MK-RC-0173.

       Table 3 : Significant New Intercepts* from the East Zone.

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MK-RC-0168	109.7	184.4	74.7	0.67
MK-RC-0172	224.0	298.7	74.7	0.99
including	271.3	298.7	27.4	1.81
MK-RC-0173	no significant intercepts
MK-RC-0176	132.6	182.9	50.3	0.72
including	169.2	176.8	7.6	1.22
MK-RC-0178	187.5	205.7	18.3	0.75
MK-RC-0181	109.7	125.0	15.2	1.45
including	109.7	117.4	7.6	2.55
	176.8	202.7	25.9	2.82
including	185.9	192.0	6.1	9.37
MK-RC-0183	135.6	147.8	12.2	1.84
	170.7	193.6	22.9	2.75
	210.3	260.6	50.3	0.72
including	230.1	240.8	10.7	1.34
MK-RC-0189	51.8	70.1	18.3	1.49
including	57.9	68.6	10.7	2.25
	141.7	161.5	19.8	1.27
including	147.8	153.9	6.1	3.14
	179.8	211.8	32.0	0.83
	216.4	234.7	18.3	0.53
MK-RC-0192	189.0	219.5	30.5	0.97
including	190.5	201.2	10.7	1.65
	224.0	242.3	18.3	0.95
	246.9	300.5	53.6	0.58
including	291.1	300.5	9.4	1.04
MK-RC-0194	126.5	138.7	12.2	0.67
	160.0	181.4	21.3	0.80
	189.0	205.7	16.8	0.50
	234.7	245.4	10.7	1.19
MK-RC-0214	157.0	172.2	15.2	0.72

Other Results

Exploration in the Northeast, Far East and Northwest has been testing the margins of known mineralization and initial step-out targets.  In the Northwest Zone, MK-RC-0197 returned 12.2 metres @ 3.34g/t gold, indicating that high-grade mineralization continues at the western edge of the deposit.  In the Northeast, most of the widely spaced scout holes have encountered scattered mineralization but have yet to define a new coherent zone of mineralization.  Once the central area of the Sunshine Zone has been delineated, drilling will be focussed on the delineation of NE-trending higher grade zone of mineralization extending out from the center of the zone and along the regional northeast – southwest mineralized trend (Figure 1).

Table 4 : Significant New Assays from Northeast, Far East and Northwest Zones

*Intercepts are calculated using 0.25g/t cutoff and maximum 3m internal waste

Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Area
MK-RC-0177	97.5	111.3	13.7	0.97	Northeast
	193.6	214.9	21.3	0.48
MK-RC-0187	70.1	80.8	10.7	0.56	Northeast
	123.4	135.6	12.2	0.55
	259.1	268.2	9.1	0.56
MK-RC-0190	254.5	259.1	4.6	0.99	Northeast
MK-RC-0191		no significant intercepts			Northeast
MK-RC-0193	309.4	317.0	7.6	0.56	Northeast
MK-RC-0195	56.4	64.0	7.6	1.58	Northeast
MK-RC-0196	292.6	304.8	12.2	0.52	Northeast
MK-RC-0199	103.6	115.8	12.2	0.48	Northeast
MK-RC-0203	128.0	137.2	9.1	1.69	Northeast
	184.4	196.6	12.2	0.78
MK-RC-0198		no significant intercepts			Far East
MK-RC-0175	120.4	125.0	4.6	2.26	Northwest
MK-RC-0179	0.0	6.1	6.1	2.17	Northwest
MK-RC-0184	190.5	202.7	12.2	0.84	Northwest
MK-RC-0197	62.5	74.7	12.2	3.34	Northwest
	79.3	89.9	10.7	0.83
MK-RC-0200	205.7	214.9	9.1	1.70	Northwest

New Resource Estimate Update and Preliminary Economic Analysis

The discovery of the new Sunshine Zone and the significant expansion of the East Zone are anticipated to have a significant impact on numerous aspects of the Money Knob deposit and the Issuer is rapidly working to incorporate as much of this new drill data into its ongoing modeling effort as possible.  The Issuer is currently planning for the new drill hole data from these new zones to be incorporated into an updated resource estimate for use in its initial Preliminary Economic Assessment study, presently anticipated to be completed by late third or early fourth quarter of this year.

Livengood Project Highlights

      Ongoing drilling at the project continues to expand the deposit at a rapid rate, with the current estimated resource only representing a snapshot in time of what the Company believes is a growing resource base.  The latest resource estimate (June 2009) of 145.76 Mt indicated at an average grade of 0.863 g/t gold (4.04 Moz) and 142.55 Mt inferred at an average grade of 0.79 g/t gold (3.6 Moz), both at a 0.5g/t gold cutoff, makes it one of the largest new gold discoveries in North America.
      The higher grade Core Zone in the deposit (indicated resources of 84.9 Mt at an average grade of 1.06 g/t gold and inferred resources of 68.8 Mt at an average grade of 0.99 g/t gold, based on a cut off grade of 0.70 g/t gold) forms the base for a starter pit component as other higher grade zones are developing in the SW, Sunshine and East zones of the deposit.
      The current drilling at Livengood only covers about 30% of the Main Gold Target, which is approximately 12 square kilometres in area.
      Ongoing metallurgical studies focusing on the mill potential indicate that the mineralization has an unusually high gravity concentration component with an average of 77% of the gold reporting to just 15% of the material.  This could offer a significant cost savings opportunity for both capital and operating costs.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable for low cost open pit mining that could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved all weather Elliott Highway and the Trans Alaska Pipeline Corridor and approximately 55 kilometres north of the Alaska State power grid and along the proposed Alaska natural gas pipeline route.

At the request of the Issuer, internationally renowned geological consultant Dr. Richard Sillitoe recently visited the Livengood project.  The results of his visit are summarized in a geological report dated June 21, 2009 and entitled “Geological Model and Potential of the Livengood Gold Prospect, Alaska”.  The report is not a “Technical Report”, as defined in N.I. 43-101, but the complete report may be viewed at www.ithmines.com.

Project Background

The Issuer controls 100% of its 44 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust and a number of smaller private mineral leases.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 drilling program is part of a series of drill initiatives which mark the first grid drilling resource definition campaign for the project and is only the initial step in what the Issuer envisions as a major exploration program to define one of the world’s larger new gold deposits.

Geological Overview

The Livengood Deposit is hosted in a thrust interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to the original fold-thrust architecture, and 2) steep NNW trending linear zones which focus the higher-grade mineralization that cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which an area approximately 3 kilometres by 1.5 kilometres has been explored by drilling to date.  Surface exploration is ongoing as new targets are developed to the northeast of the known mineralization.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of the initial preliminary economic analysis of the Livengood project, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 2, 2009